TRITON PACIFIC INVESTMENT CORPORATION, INC.

6701 Center Drive West, Suite 1450

Los Angeles, CA 90045

(310) 943-4990

February 13, 2019

Karen Rossotto, Senior Counsel - Office of Disclosure and Review

Christina DiAngelo Fettig, Senior Staff Accountant

Division of Investment Management

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, DC 20549

Re:	Triton Pacific Investment Corporation, Inc.
Pre-Effective Amendment No. 1 to
Registration Statement on Form N-14 (File No. 333-226811)

On behalf of Triton Pacific Investment Corporation, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the above-captioned Registration Statement to 4:00 p.m. Eastern Time on Wednesday, February 13, 2019 or as soon as practicable thereafter.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (804) 893-3714, our counsel Thomas Bacon at (310) 880-2698, or our counsel at Nelson Mullins Riley & Scarborough LLP - Jonathan H. Talcott at (202) 712-2806.

By	/s/ Michael Carroll
Michael Carroll, Chief Financial Officer